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NEWS RELEASE

SHAW ORGANIZATIONAL ANNOUNCEMENT

CALGARY, AB (May 3, 2010) – In connection with our earlier news release that we have entered into agreements to buy 100% of a restructured Canwest (“Canwest”), Shaw Communications Inc is pleased to announce the hiring of Paul Robertson who will have overall responsibility for Canwest including the Canadian Television Limited Partnership (“CTLP”) and the CW Media Group (“CWMG”) subsidiaries. Paul will report to Brad Shaw, Executive Vice President.

Paul brings over 30 years of broadcasting and marketing experience. His previous roles include President of Corus Television, Senior Vice President of Programming and Marketing at CTV, President of Baton Broadcast Sales, CEO Nelvana as well as holding Senior Marketing positions at Campbell Soup and General Foods.

Paul holds an honours degree in Business Admin from Richard Ivey School of Business at the University of Western Ontario. He currently serves on the Campaign Cabinet for United Way of Greater Toronto and is a board member of the Canadian Film Centre.

We congratulate Paul on his recent appointment and we are confident he will make a positive contribution to Shaw.

About Shaw Communications Inc.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct).  The Company serves 3.4 million customers, including over 1.7 million Internet and 950,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre.  Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol:  TSX – SJR.B, NYSE – SJR).